MFS® INVESTMENT MANAGEMENT

111 Huntington Avenue, BOSTON, MASSACHUSETTS 02199-7618

(617) 954-5000

May 1, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Registration Statement on Form N-14 by MFS® Variable Insurance Trust

Ladies and Gentlemen:

Enclosed for filing pursuant to (1) the Securities Act of 1933, as amended, (ii) General Instruction B to Form N-14 and (iii) Item 101 of Regulation S-T, is a Registration Statement on Form N-14 (the “Registration Statement”) including the proxy statement/prospectus, statement of additional information, other information and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The purpose of the Registration Statement is to effect a reorganization of MFS Value Portfolio (“Value Portfolio”), a series of MFS Variable Insurance Trust II, with MFS Value Series (“Value Series”), a series of MFS Variable Insurance Trust, pursuant to which Value Series will acquire all of the assets and liabilities of the Value Portfolio (the “Reorganization”). The Registration Statement includes a shareholder letter, notice of meeting, combined Prospectus/Proxy Statement, and forms of voting instructions card and proxy card which are proposed to be used by the Value Portfolio in connection with the Value Portfolio’s Special Meeting of Shareholders expected to be held on July 31, 2014. It is intended that definitive proxy materials be mailed to shareholders of the Value Portfolio in mid-June, 2014.

If you have any questions or comments concerning the foregoing or the enclosed, please call the undersigned at (617) 954-4340 or Susan Newton at (617) 954-5182.

Very truly yours,

SUSAN A. PEREIRA

Susan A. Pereira

Vice President & Senior Counsel

SAP

Enclosures